UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.    1)*

Under the Securities Exchange Act of 1934

ZIM Integrated Shipping Services Ltd.
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

M9T951109
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M9T951109

1	Name of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Danaos Management Support Pte. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENship or place of organization Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power 0
	6	shared voting power 0(1)
	7	sole dispositive power 0
	8	shared dispositive power 0(1)

9	aggregate amount beneficially owned by each reporting person 0 (1)
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	percent of class represented by amount in row (9) 0%
12	type of reporting person (See Instructions) CO
(1)	Danaos Management Support Pte. Limited is controlled by Danaos Management Pte. Ltd which is controlled by Danaos Corporation.

CUSIP No. M9T951109

1	Name of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Danaos Management Pte. Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENship or place of organization Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power 0
	6	shared voting power 0(1)
	7	sole dispositive power 0
	8	shared dispositive power 0 (1)

9	aggregate amount beneficially owned by each reporting person 0 (1)
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	percent of class represented by amount in row (9) 0%
12	type of reporting person (See Instructions) CO
(1)	Danaos Management Pte. Ltd, is controlled by Danaos Corporation.

CUSIP No. M9T951109

1	Name of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Danaos Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENship or place of organization Republic of Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power 0
	6	shared voting power 0 (1)
	7	sole dispositive power 0
	8	shared dispositive power 0 (1)

9	aggregate amount beneficially owned by each reporting person 0 (1)
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	percent of class represented by amount in row (9) 0%
12	type of reporting person (See Instructions) CO
(1)	Danaos Management Pte. Ltd, is controlled by Danaos Corporation.

CUSIP No. M9T951109

Item 1.	(a)	Name of Issuer

ZIM Integrated Shipping Services Ltd. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000

Item 2.	(a)	Name of Person Filing

This statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) between (i) Danaos Management Support Pte. Limited, a Singapore company, (ii) Danaos Management Pte. Ltd, a Singapore company, and (iii) Danaos Corporation, a Marshall Islands corporation (sometimes collectively referred to as the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence

Danaos Management Support Pte. Limited:

7 Temasek Boulevard #12-07, Suntec Tower One,

Singapore 038987

Danaos Management Pte. Ltd:

7 Temasek Boulevard #12-07, Suntec Tower One,

Singapore 038987

Danaos Corporation:

c/o Danaos Shipping Company Limited

14 Akti Kondyli

185 45 Piraeus

Greece

(c)	Citizenship

See Item 2(a) above.

(d)	Title of Class of Securities

Ordinary Shares, no par value (“ordinary shares”).

(e)	CUSIP Number

M9T951109

CUSIP No. M9T951109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Exchange Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.

(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

The following sets forth the share ownership as to each of the Reporting Persons as of December 31, 2022:

(a)	Amount beneficially owned:

0 ordinary shares

(b)	Percent of class:

0%

CUSIP No. M9T951109

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote of:

0 ordinary shares

(ii)	shared power to vote or to direct the vote of:

0 ordinary shares

(iii)	sole power to dispose or to direct the disposition of:

0 ordinary shares

(iv)	shared power to dispose or to direct the disposition of:

0 ordinary shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. M9T951109

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 11, 2023

DANAOS MANAGEMENT SUPPORT PTE. LIMITED

By:	/s/ Konstantinos Sfyris
	Name:	Konstantinos Sfyris
	Title:	Director

DANAOS MANAGEMENT PTE. LTD

By:	/s/ Konstantinos Sfyris
	Name:	Konstantinos Sfyris
	Title:	Director

DANAOS CORPORATION

By:	/s/ Evangelos Chatzis
	Name:	Evangelos Chatzis
	Title:	Chief Financial Officer

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 11th day of January, 2023, between Danaos Management Support Pte. Limited, Danaos Management Pte. Ltd and Danaos Corporation (collectively, the “Joint Filers”).

WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree and represent as follows:

1.                       Schedule 13G with respect to the ordinary shares, no par value, of ZIM Integrated Shipping Services Ltd. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Joint Filers.

2.                       Each of the Joint Filers is eligible to use Schedule 13G for the filing of information therein contained.

3.                       Each of the Joint Filers is responsible for the timely filing of Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

[The remainder of this page intentionally left blank.]

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first written above.

DANAOS MANAGEMENT SUPPORT PTE. LIMITED

By:	/s/ Konstantinos Sfyris
	Name:	Konstantinos Sfyris
	Title:	Director

DANAOS MANAGEMENT PTE. LTD

By:	/s/ Konstantinos Sfyris
	Name:	Konstantinos Sfyris
	Title:	Director

DANAOS CORPORATION

By:	/s/ Evangelos Chatzis
	Name:	Evangelos Chatzis
	Title:	Chief Financial Officer